Exhibit 37

January 22, 2007

Via Email and U.S. Mail

Steven G. Mihaylo

P.O. Box 19790

Reno, Nevada 89511

Dear Steve:

Thank you for your letter of January 19, 2007, which is being circulated to the Board. We very much appreciate the constructive tone of your letter and will contact you shortly to arrange a convenient time to discuss the ideas raised in your letter, as well as some thoughts we and others have.

The ideas set forth in your letter are both constructive and interesting. Several are already the subject of management review and we look forward to discussing them with you.

We and the rest of the Board, like you, are very much interested in reducing friction, avoiding another proxy contest, and working together with you to increase stockholder value for all.

Very truly yours,

/s/ Alexander L. Cappello

Alexander L. Cappello

Chairman of the Board

/s/ Norman Stout

Norman Stout

Chief Executive Officer

cc:	Board of Directors

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